EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 9, 2010, relating to the consolidated financial statements and financial statement schedule of Verisk Analytics, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company completing its corporate reorganization and initial public offering in October 2009, and the Company’s adoption of the new accounting standard for the Accounting for Uncertainty in Income Taxes, effective January 1, 2007) appearing in the Annual Report on Form 10-K of Verisk Analytics, Inc. and subsidiaries for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey
April 5, 2010